1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 25, 2024

David L. Orlic

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AMG Comvest Senior Lending Fund (the “Fund”)

Registration Statement on Form N-2

CIK No. 0001987221

Dear Mr. Orlic:

We are writing in response to comments provided via telephonic discussions on October 1, 2024 and October 9, 2024, relating to the Fund’s draft registration statement on Form N-2 that was initially filed with the Securities and Exchange Commission (“SEC”) on April 18, 2024 and amended on August 12, 2024 and September 27, 2024 (as amended, the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Registration Statement unless otherwise indicated.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Discretionary Repurchases of Shares

Comment 1. Please revise the Registration Statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Please also disclose that the tender offers will be conducted in compliance with the tender offer rules under the Exchange Act. Disclosure should not address any procedures that the registrant currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Instead, these additional details should be included in the tender offer documents sent to investors when an offer is made.

Response 1. The Fund respectfully acknowledges the Staff’s comment and has deleted from the Registration Statement all procedures that the Fund intends to follow at the time it makes a tender offer.

Resource Sharing Agreement

Comment 2. The Staff refers the Fund to Comment 26 of the Staff’s comment letter dated May 20, 2024. Please supplementally clarify the Fund’s responses to Comment 26(a)(iii) and Comment 26(a)(v).

Response 2. The Fund respectfully acknowledges the Staff’s comment. The Fund respectfully advises the Staff, on a supplemental basis, that all personnel who will provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) under the Advisers Act. The Fund respectfully advises the Staff, on a supplemental basis, that the Adviser is the Fund’s registered investment adviser and is therefore a fiduciary with respect to the Fund pursuant to Section 206 of the Advisers Act. Comvest Partners has no contractual relationship with the Fund and is therefore not a fiduciary with respect to the Fund.

Accounting Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 3. The Staff refers the Fund to Comment 4 of the Fund’s response letter dated September 27, 2024. Please include the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure from the Fund’s most recent annual report on Form 10-K in accordance with Instruction 1 to Item 303(b) of Regulation S-K.

Response 3. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 16 – Prospectus Summary

Comment 4. Please confirm that the headings in the table that discloses shareholder servicing and/or distribution fees are correct or revise, as appropriate.

Response 4. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Pages 23-25 – Fees and Expenses

Comment 5. Please reconcile the amounts provided in the “Net annual expenses” line of the Fees and Expenses table.

Response 5. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Comment 6. The Registration Statement discloses that the Amended and Restated Expense Limitation and Reimbursement Agreement will terminate on October 23, 2025. Please confirm that this agreement will be in effect for at least one year following the effective date of the Registration Statement.

Response 6. The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that the Amended and Restated Expense Limitation and Reimbursement Agreement will be renewed for at least one year following the effective date of the Registration Statement.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Michael Altschuler, Esq., AMG Comvest Senior Lending Fund

Christina Fettig, Senior Staff Accountant